

Mail Stop 4720

May 16, 2016

Via E-mail
Mr. Jesper Brandgaard
Executive Vice President and Chief Financial Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

     **Re: Novo Nordisk A/S
            Form 20-F for Fiscal Year Ended December 31, 2015
            Filed February 10, 2016
            File No. 333-82318**

Dear Mr. Brandgaard:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim B. Rosenberg

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant
                    Office of Healthcare and Insurance